FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

2 November 2009

HSBC HOLDINGS PLC

THIRD INTERIM DIVIDEND FOR 2009

ON ORDINARY SHARES

In accordance with their intention to pay quarterly dividends on the ordinary shares in a pattern of three equal dividends with a variable fourth interim dividend, and as envisaged in the announcement of the 2009 Interim Results on 3 August 2009, the Directors of HSBC Holdings plc have declared a third interim dividend of US$0.08 per ordinary share in respect of the year ending 31 December 2009. The ordinary shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 18 November 2009. The American Depositary Shares will be quoted ex-dividend in New York on 18 November 2009. The dividend will be payable on 13 January 2010 to holders of record on 19 November 2009 on the Hong Kong Overseas Branch Register and 20 November 2009 on the Principal Register in the United Kingdom or the Bermuda Overseas Branch Register.

Payment on Ordinary Shares

The third interim dividend will be payable on 13 January 2010 in cash in US dollars, or in sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 4 January 2010, and with a scrip dividend alternative. Particulars of these arrangements will be mailed to holders of ordinary shares on or about 1 December 2009, and elections will be required to be made by 29 December 2009.

Any person who has acquired ordinary shares registered on the Hong Kong Overseas Branch Register but who has not lodged the share transfer with the Hong Kong Branch Registrar should do so before 4.00pm on Thursday 19 November 2009 in order to receive the dividend.

Any person who has acquired ordinary shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00pm on Friday 20 November 2009 in order to receive the dividend.

Any person who has acquired ordinary shares registered on the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Bermuda Branch Registrar should do so before 4.00pm on Friday 20 November 2009 in order to receive the dividend.

Removals of ordinary shares may not be made to or from the Hong Kong Overseas Branch Register on Friday 20 November 2009. Accordingly any person who wishes to remove shares to the Hong Kong Overseas Branch Register must lodge the removal request with the Principal Registrar in the United Kingdom or the Bermuda Branch Registrar by 4pm on Wednesday 18 November 2009; any person who wishes to remove shares from the Hong Kong Overseas Branch Register must lodge the removal request with the Hong Kong Branch Registrar by 4pm on Thursday 19 November 2009.

Payment on Ordinary Shares held through Euroclear France

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 13 January 2010 to the holders of record on 20 November 2009. The dividend will be payable in cash, in euros at the forward exchange rate quoted by HSBC France at or about 12 noon on 4 January 2010, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 16 November and 25 November 2009.

Payment on American Depositary Shares

The dividend will be payable on American Depositary Shares, each of which represents five ordinary shares, on 13 January 2010 to holders of record on 20 November 2009. The dividend of US$0.40 per American Depositary Share will be payable in cash in US dollars or as a scrip dividend of new American Depositary Shares. Particulars of these arrangements will be mailed to holders on or about 1 December 2009, and elections will be required to be made by 17 December 2009. Alternatively, the cash dividend may be invested in additional American Depositary Shares for participants in the dividend reinvestment plan operated by the depositary.

In order to be eligible to receive the dividend, American Depositary Shares must be registered on the books of the Depositary by the record date, 20 November 2009.

DIVIDEND ON 6.20% NON-CUMULATIVE US DOLLAR PREFERENCE SHARES, SERIES A ('SERIES A DOLLAR PREFERENCE SHARES')

In 2005 1,450,000 Series A Dollar Preference Shares were issued for a consideration of US$1,000 each and Series A American Depositary Shares, each of which represents one-fortieth of a Series A Dollar Preference Share, were listed on the New York Stock Exchange.

A non-cumulative fixed-rate dividend of 6.20 per cent per annum is payable quarterly on the Series A Dollar Preference Shares on 15 March, 15 June, 15 September and 15 December for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has declared a dividend for the quarter ending 15 December 2009. The dividend of US$0.3875 per Series A American Depositary Share will be payable on 15 December to the holders of record on 1 December 2009.

Any person who has acquired Series A American Depositary Shares but who has not lodged the transfer documentation with the depositary should do so before 12 noon on Monday 1 December 2009 in order to receive the dividend.

FINAL RESULTS

As indicated in the announcement of the 2009 Interim Results, the results for the year to 31 December 2009 will be announced on Monday 1 March 2010. The results announcement will be released at or after 4.15pm in Hong Kong (8.15am in London, 9.15am in Paris and 3.15am in New York), when the stock index futures and options markets in Hong Kong have closed. It is intended that any fourth interim dividend for 2009 that is announced on that date would be payable on 5 May 2010 to holders of record on the Hong Kong Overseas Branch Register on 18 March 2010 and on the Principal Register in the United Kingdom or on the Bermuda Overseas Branch Register on 19 March 2010. HSBC Holdings' ordinary shares would be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 17 March 2010. The American Depositary Shares would be quoted ex-dividend in New York on 17 March 2010.

The Directors of HSBC Holdings plc are S K Green, M F Geoghegan, S A Catz†, V H C Cheng, M K T Cheung†, J D Coombe†, J L Durán†, R A Fairhead†, D J Flint, A A Flockhart, W K L Fung*, S T Gulliver, J W J Hughes-Hallett†, W S H Laidlaw†, J R Lomax†, Sir Mark Moody-Stuart†, G Morgan†, N R N Murthy†, S M Robertson† , J L Thornton† and Sir Brian Williamson†.

* Non-executive Director

†  Independent non-executive Director

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Media enquiries to Paul Harris on +44 (0)20 7992 2045 or at paul1.harris@hsbc.com

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,422 billion at 30 June 2009, HSBC is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 02 November, 2009